Exhibit 99.3

CALENDAR OF CORPORATE EVENTS

Company Name	Perdigão S.A.
Head Office Address	Av. Escola Politécnica, 760 – 2nd floor - Jaguaré – 05350-901 - São Paulo – SP - Brazil
Website	www.perdigao.com.br
Investor Relations	Name: Wang Wei Chang
Director	E-mail: acoes@perdigao.com.br
Telephone(s): (5511) 3718-5301 / 5306 / 5465
Fax: (5511) 3718-5297
Investor Relation	Name: Edina Biava
Manager	E-mail: acoes@perdigao.com.br
Telephone(s): (5511) 3718-5301 / 5306 / 5465
Fax: (5511) 3718-5297
Newspapers (and place) in which the company releases its corporate actions	Valor Econômico – São Paulo Diário Oficial do Estado – São Paulo

Annual Financial Statements and Consolidated Financial Statements, related to the period ended on December 31, 2007.

EVENT	DATE
Release to Shareholders	Feb 25, 2008
Publication in the newspaper	Feb 26, 2008
Sending to BOVESPA	Feb 25, 2008

Standardized Financial Statements – DFP, related to the period ended on December 31, 2007.

EVENT	DATE
Sending to BOVESPA	Feb 25, 2008

Payment of dividends/interest on company capital related to the period ended on December 31, 2007.

			Value in R$/share
Payment	Event-Date	Amount (R$)	ON	Payment
Interest on shareholders equity	RCA – Jun 18, 2007	37,500,000.00	0.22654960	Aug 31, 2007
Interest on shareholders equity	RCA – Dec 18, 2007	62,700,000.00	0.33795681	Feb 29, 2008

Annual Information – IAN, related to the period ended on December 31, 2007

EVENT	DATE
Sending to BOVESPA	Apr 25, 2008

Quarterly Information – ITR

EVENT	DATE
Sending to BOVESPA
Related to 1st quarter	Apr 24, 2008
Related to 2nd quarter	Jul 28, 2008
Related to 3rd quarter	Oct 28, 2008

Ordinary General Meeting

EVENT	DATE
Publication of Call for Meeting	Apr 15, 2008
Sending of Call for Meeting to BOVESPA, followed by proposal, when available	Apr 14, 2008
Date of Ordinary General Meeting	Apr 30, 2008
Sending of the main decisions of the Ordinary General Meeting to BOVESPA	Apr 30, 2008
Sending of the minutes of Ordinary General Meeting to BOVESPA	Apr 30, 2008

Extraordinary General Meeting Scheduled

EVENT	DATE
Publication of Call for Meeting	Apr 15, 2008
Sending of Call for Meeting to BOVESPA, followed by management proposal, when available	Apr 14, 2008
Date of Extraordinary Meeting	Apr 30, 2008
Sending of the main decisions of the Extraordinary General Meeting to BOVESPA	Apr 30, 2008
Sending of the minutes of Extraordinary General Meeting to BOVESPA	Apr 30, 2008

Analyst Meeting

EVENT	DATE
Date of Analyst Meeting, open to other interested parties	SP – Oct 29, 2008

Conference Call

EVENT	DATE
Conference Call 2007 Results.	Feb 26, 2008
Conference Call 1T08 Results.	Apr 25, 2008
Conference Call 2T08 Results.	Jul 29, 2008
Conference Call 3T08 Results.	Oct 29, 2008

Board Meetings already scheduled

EVENT	DATE